UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MIVA, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

5220 Summerlin Commons Blvd.
Address of Principal Executive Office (Street and Number)

Fort Myers, FL 33919
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2009 have imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without unreasonable effort or expense. The delay in completion of the financial statements is due primarily to transition issues resulting from the Company’s sale of its MIVA Media division on March 12, 2009.  The Company expects to file its Quarterly Report on Form 10-Q for the period ended March 31, 2009, on or before May 20, 2009.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Mike Cutler	(239)	561-7229
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in the Company’s Form 8-K dated March 12, 2009, the Company and certain of its subsidiaries entered into and consummated an Asset Purchase Agreement with Adknowledge, Inc. and certain of its subsidiaries pursuant to which the Company sold to Adknowledge assets relating to its MIVA Media operations for cash consideration of approximately $11.6 million, plus assumption of certain balance sheet liabilities, and subject to certain retained assets and liabilities and post-closing adjustments (the “MIVA Media Sale”).  Due to the MIVA Media Sale we believe our results of operations for Q1 2009 will show less activity than the comparable period in the prior year primarily because of 22% fewer days of the Media operations. As of the date of this filing, the Company can’t estimate the amount of the difference nor does it fully understand the final implication to the change in results of operations because its financial statements are not complete, however, the Company expects to have them completed and file its Quarterly Report on Form 10-Q for the period ended March 31, 2009, on or before May 20, 2009.

MIVA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	May 12, 2009	By:	/s/ Mike Cutler
Mike Cutler
Chief Financial Officer